Filed by Aegerion Pharmaceuticals, Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aegerion Pharmaceuticals, Inc.

Commission File No. 001-34921

Dear colleagues,

I am sure that everyone has been eagerly awaiting an update regarding the pending merger of Aegerion and QLT since our announcement in June. As you can imagine, colleagues from both QLT and Aegerion have been working closely together to ensure that we can be ready on day one following the expected closing of the merger.

Pending feedback from and responses to the SEC regarding our recently filed S-4 for the planned merger, as well as the necessary shareholder approvals, we expect to close in early November.  We are confident that all of our planning activities remain on track and we are making great progress towards readying ourselves for the close.

In planning for the merger, leaders from both companies and each functional area are working closely together to ensure that our systems, processes, and capabilities can be married thoroughly and efficiently.  The Integration Planning Team includes colleagues from Human Resources, Investor Relations, Finance, Accounting, Tax, Legal / Compliance, CMC / Quality, Clinical, and Regulatory.  Together, the team has overseen key deliverables to ensure that the integration will be seamless operationally and the launch of the Novelion brand will be impactful to our stakeholders externally.

A critical component of this planning has also been to crystallize and refine our new strategic vision for the Novelion family — one that holistically defines its spirit and carefully defines its culture.  Though not yet final, we’d like to share with you our new Mission Statement as developed thus far by senior leaders from both QLT and Aegerion.  We hope that, once the deal closes, everyone will not only embrace it as part of our daily work, but also embody this new mission to patients and their caregivers, to physicians and healthcare providers, and to other stakeholders.

We look forward to partnering with everyone on our continued journey towards building a great company and in living the Novelion mission to develop new standards of care for people living with rare diseases with Aegerion’s products, Juxtapid and Myalept—and with Novelion’s product, Zuretinol!

Sincerely,

Thurein Htoo
on behalf of your Integration Planning Team

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus and no offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed business combination between QLT and Aegerion.  In connection with the proposed transaction, QLT filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/circular of Aegerion and QLT that also includes a prospectus relating to shares of QLT common stock to be issued in connection with the proposed transaction. After the registration statement on Form S-4 is declared effective, Aegerion and QLT will mail the joint proxy statement/circular to their respective shareholders in connection with the transaction. This communication is not a substitute for the registration statement, joint proxy statement/circular, prospectus or other documents that QLT and/or Aegerion may file with the SEC in connection with the proposed transaction.  INVESTORS OF QLT AND AEGERION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/CIRCULAR, PROSPECTUS AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, AEGERION AND THE PROPOSED TRANSACTION. Aegerion shareholders will be able to obtain the registration statement, joint proxy statement/circular, and prospectus, as well as other filings containing information about Aegerion, QLT and the proposed transaction, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the SEDAR website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. Aegerion shareholders may also obtain these documents, free of charge, from Aegerion’s website (www.aegerion.com) under “Investors—Financial Information—SEC Filings” or by directing a request to Aegerion’s Secretary at Aegerion Pharmaceuticals, Inc., One Main Street, Suite 800, Cambridge, MA 02142. QLT shareholders may also obtain these documents, free of charge, from QLT’s website at www.QLTinc.com under “Investors—Securities Filings—Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Aegerion and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Aegerion’s directors and executive officers is available or incorporated by reference in its Annual Report on Form 10-K filed with the SEC on March 15, 2016, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC and the CSA on February 25, 2016, as amended by its Annual Report on Form 10-K/A filed with the SEC and the CSA on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the registration statement, joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements contained in this document may include, without limitation, statements regarding the proposed transaction between QLT and Aegerion, the integration of Aegerion and QLT and the ability to recognize the anticipated benefits from the combination of Aegerion and QLT, Novelion Therapeutics Inc.’s future strategy, plans and expectations after the merger, and the anticipated timing of the closing of the merger. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements, including the failure to receive, on a timely basis or otherwise, the required approvals by Aegerion and QLT shareholders and government or regulatory agencies; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Aegerion and QLT operations will be greater than expected; the ability to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the QLT or Aegerion’s consolidated tax liabilities; and other risk factors relating to the biopharmaceutical industry, as detailed from time to time in each of Aegerion’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. Investors should not place undue reliance on forward-looking statements. The forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Such statements are made as of the date of this document, and except to the extent otherwise required by applicable law, we undertake no obligation to update such statements after this date. In addition to those risks described above, risks and uncertainties that could cause our actual results to materially differ from those described are discussed in our filings with the SEC (including those described in Aegerion’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 as well as QLT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, in each case under the heading “Risk Factors” and elsewhere in such filings).